                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K
                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                          Commission File Number 1-977

                          CBS EMPLOYEE INVESTMENT FUND
                            (Full title of the Plan)

                                 CBS CORPORATION
                               51 West 52nd Street
                            New York, New York 10019

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                          CBS EMPLOYEE INVESTMENT FUND

                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED
                           DECEMBER 31, 1997 AND 1996
                                       AND
                             SUPPLEMENTAL SCHEDULES
                             AS OF DECEMBER 31, 1997

                          CBS EMPLOYEE INVESTMENT FUND


                                TABLE OF CONTENTS
                                -----------------


                                                                                                               PAGE
                                                                                                               ----

Independent auditors' report                                                                                     1

FINANCIAL STATEMENTS:

   Statements of net assets available for benefits with fund information
     as of December 31, 1997 and 1996                                                                          2-3

   Statements of changes in net assets available for benefits with fund information
     for the years ended December 31, 1997 and 1996                                                            4-5

   Notes to financial statements                                                                              6-13

SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of assets held for investment purposes
     as of December 31, 1997                                                                                 14-23

   Item 27d - Schedule of reportable transactions
     for the year ended December 31, 1997                                                                       24

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Plan Administrator of the
   CBS Employee Investment Fund

We have audited the accompanying statements of net assets available for benefits with fund information of the CBS Employee Investment Fund ("the Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits with fund information for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1997, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ MITCHELL & TITUS, LLP
-------------------------

New York, New York
May 27, 1998

                          CBS EMPLOYEE INVESTMENT FUND
                      STATEMENT OF NET ASSETS AVAILABLE FOR
                         BENEFITS WITH FUND INFORMATION
                             As of December 31, 1997



                                                            Equity          Fixed Income       Common Stock-         Balanced
                                                           (Fund A)           (Fund B)            Employer           (Fund E)
                                                           --------           --------            --------           --------

                  ASSETS
                  ------

Cash                                                  $            -     $           -        $          -        $      48,000
Investments, at fair value (Notes 2 and 5)                390,411,000         3,205,000          51,621,000          49,928,000
Investments, at contract value (Notes 2 and 5)                     -        399,099,000                  -                   -
Loans to participants (Note 1)                                     -                 -                   -                   -
Interest and dividends receivable                             443,000            34,000              15,000              65,000
Receivable from brokers for unsettled trades                       -                 -                   -              674,000
                                                      ---------------    --------------       -------------       -------------
       Total assets                                       390,854,000       402,338,000          51,636,000          50,715,000
                                                      ---------------    --------------       -------------       -------------

                  LIABILITIES
                  -----------

Cash overdrafts                                             2,424,000             9,000                  -                   -
Payable to brokers for unsettled trades                            -                -             1,712,000             173,000
Administration services payable                                    -             56,000                  -                   -
Unallocated principal amount                                       -                 -                   -                   -
                                                      ---------------    --------------       -------------       -------------

       Total liabilities                                    2,424,000            65,000           1,712,000             173,000
                                                      ---------------    --------------       -------------       -------------
       Net assets available for benefits              $   388,430,000    $  402,273,000       $  49,924,000       $  50,542,000
                                                      ===============    ==============       =============       =============

                                                                Loan
                                                              Provision
                                                                Fund                Total
                                                                ----                -----

                  ASSETS
                  ------

Cash                                                       $         -        $       48,000
Investments, at fair value (Notes 2 and 5)                        6,000          495,171,000
Investments, at contract value (Notes 2 and 5)                       -           399,099,000
Loans to participants (Note 1)                                8,642,000            8,642,000
Interest and dividends receivable                                    -               557,000
Receivable from brokers for unsettled trades                         -               674,000
                                                           ------------       --------------
       Total assets                                           8,648,000          904,191,000
                                                           ------------       --------------

                  LIABILITIES
                  -----------

Cash overdrafts                                                      -             2,433,000
Payable to brokers for unsettled trades                              -             1,885,000
Administration services payable                                      -                56,000
Unallocated principal amount                                      3,000                3,000
                                                           ------------       --------------

       Total liabilities                                          3,000            4,377,000
                                                           ------------       --------------
       Net assets available for benefits                   $  8,645,000       $  899,814,000
                                                           ============       ==============

   The accompanying notes are an integral part of these financial statements.

                          CBS EMPLOYEE INVESTMENT FUND
                      STATEMENT OF NET ASSETS AVAILABLE FOR
                         BENEFITS WITH FUND INFORMATION
                             As of December 31, 1996


                                                                Equity              Fixed Income            Balanced
                                                               (Fund A)               (Fund B)              (Fund E)
                                                               --------               --------              --------

                  ASSETS
                  ------

Cash                                                        $        2,000         $           -         $          -
Investments, at fair value (Notes 2 and 5)                     330,512,000              4,506,000           38,438,000
Investments, at contract value (Notes 2 and 5)                          -             421,355,000                   -
Loans to participants (Note 1)                                          -                      -                    -
Interest and dividends receivable                                  385,000                 19,000              243,000
Receivable from brokers for unsettled trades                     6,838,000                     -                 1,000
                                                            --------------         --------------        -------------
       Total assets                                            337,737,000            425,880,000           38,682,000
                                                            --------------         --------------        -------------

                  LIABILITIES
                  -----------

Cash overdrafts                                                         -                   9,000                   -
Payable to brokers for unsettled trades                          1,791,000                     -                    -
Unallocated principal amount                                            -                      -                    -
                                                            --------------         --------------        -------------

       Total liabilities                                         1,791,000                  9,000                   -
                                                            --------------         --------------        -------------
       Net assets available for benefits                    $  335,946,000         $  425,871,000        $  38,682,000
                                                            ==============         ==============        =============

                                                                 Loan
                                                               Provision
                                                                 Fund               Total
                                                                 ----               -----

                  ASSETS
                  ------

Cash                                                        $         -       $        2,000
Investments, at fair value (Notes 2 and 5)                         6,000         373,462,000
Investments, at contract value (Notes 2 and 5)                        -          421,355,000
Loans to participants (Note 1)                                 7,771,000           7,771,000
Interest and dividends receivable                                     -              647,000
Receivable from brokers for unsettled trades                          -            6,839,000
                                                            ------------      --------------
       Total assets                                            7,777,000         810,076,000
                                                            ------------      --------------

                  LIABILITIES
                  -----------

Cash overdrafts                                                       -                9,000
Payable to brokers for unsettled trades                               -            1,791,000
Unallocated principal amount                                       3,000               3,000
                                                            ------------      --------------

       Total liabilities                                           3,000           1,803,000
                                                            ------------      --------------
       Net assets available for benefits                    $  7,774,000      $  808,273,000
                                                            ============      ==============


   The accompanying notes are an integral part of these financial statements.

                          CBS EMPLOYEE INVESTMENT FUND
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                         BENEFITS WITH FUND INFORMATION
                      For the year ended December 31, 1997


                                                            Equity            Fixed Income       Common Stock -       Balanced
                                                           (Fund A)             (Fund B)            Employer          (Fund E)
                                                           --------             --------            --------          --------
ADDITIONS:
   Contributions (Note 3):
     Employer                                          $            -      $            -        $   8,915,000      $         -
     Employee                                               14,860,000           8,828,000           1,305,000          3,098,000
                                                       ---------------     ---------------       -------------      -------------
                                                            14,860,000           8,828,000          10,220,000          3,098,000
                                                       ---------------     ---------------       -------------      -------------
   Investment income:
     Dividends                                               3,921,000                  -              144,000            504,000
     Interest                                                  750,000          28,963,000              67,000            993,000
     Net appreciation of investments                        81,172,000               2,000           9,439,000          6,803,000
     Other                                                       2,000                  -                  -                  -
                                                       ---------------     ---------------       -------------      -------------
        Investment income, net                              85,845,000          28,965,000           9,650,000          8,300,000
                                                       ---------------     ---------------       -------------      -------------
       Total additions                                     100,705,000          37,793,000          19,870,000         11,398,000
                                                       ---------------     ---------------       -------------      -------------
DEDUCTIONS:
   Distributions and withdrawals (Note 4)                   27,241,000          47,288,000             980,000          2,527,000
                                                       ---------------     ---------------       -------------      -------------
       Net increase (decrease) prior to loans to
        participants and interfund transfers                73,464,000          (9,495,000)         18,890,000          8,871,000
Loans to participants                                       (2,413,000)         (1,649,000)           (253,000)          (259,000
Loan repayments                                              1,990,000           1,224,000              73,000            227,000
Net interfund transfers                                    (20,557,000)        (13,678,000)         31,214,000          3,021,000
                                                       ---------------     ---------------       -------------      -------------
       NET INCREASE (DECREASE)                              52,484,000         (23,598,000)         49,924,000         11,860,000
Net assets available for benefits, beginning of year       335,946,000         425,871,000                  -          38,682,000
                                                       ---------------     ---------------       -------------      -------------

 Net assets available for benefits, end of year        $   388,430,000     $   402,273,000       $  49,924,000      $  50,542,000
                                                       ===============     ===============       =============      =============

                                                                  Loan
                                                                Provision
                                                                  Fund              Total
                                                                ---------           -----
ADDITIONS:
   Contributions (Note 3):
     Employer                                               $           -     $    8,915,000
     Employee                                                           -         28,091,000
                                                            --------------    --------------
                                                                        -         37,006,000
                                                            --------------    --------------
   Investment income:
     Dividends                                                          -          4,569,000
     Interest                                                      586,000        31,359,000
     Net appreciation of investments                                    -         97,416,000
     Other                                                         177,000           179,000
                                                            --------------    --------------
        Investment income, net                                     763,000       133,523,000
                                                            --------------    --------------
       Total additions                                             763,000       170,529,000
                                                            --------------    --------------
DEDUCTIONS:
   Distributions and withdrawals (Note 4)                          952,000        78,988,000
                                                            --------------    --------------
       Net increase (decrease) prior to loans to
        participants and interfund transfers                      (189,000)       91,541,000
Loans to participants                                            4,574,000                -
Loan repayments                                                 (3,514,000)               -
Net interfund transfers                                                 -                 -
                                                            --------------    -------------
       NET INCREASE (DECREASE)                                     871,000        91,541,000
Net assets available for benefits, beginning of year             7,774,000       808,273,000
                                                            --------------    --------------

 Net assets available for benefits, end of year             $    8,645,000    $  899,814,000
                                                            ==============    ==============

   The accompanying notes are an integral part of these financial statements.

                          CBS EMPLOYEE INVESTMENT FUND
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                         BENEFITS WITH FUND INFORMATION
                      For the year ended December 31, 1996

                                                                                                     CBS Inc.            CBS Inc.
                                                                                                  Common Stock -      Common Stock -
                                                                                                     Employer            Employee
                                                               Equity          Fixed Income        Contributions       Contributions
                                                              (Fund A)           (Fund B)            (Fund C)            (Fund D)
                                                             ----------         ----------          ----------          ----------
ADDITIONS:
   Contributions (Note 3):
     Employer                                              $    4,833,000    $     4,034,000     $           -       $           -
     Employee                                                  12,762,000          9,432,000                 -                   -
                                                           --------------    ---------------     --------------      --------------
                                                               17,595,000         13,466,000                 -                   -
                                                           --------------    ---------------     --------------      --------------

Investment income:
   Dividends                                                    4,578,000                 -                  -                   -
   Interest                                                       576,000         30,029,000            411,000              62,000
   Net appreciation of investments                             42,021,000                 -                  -                   -
   Other                                                           10,000                 -               8,000                  -
                                                           --------------    ---------------     --------------      --------------
       Investment income, net                                  47,185,000         30,029,000            419,000              62,000
                                                           --------------    ---------------     --------------      --------------
       Total additions                                         64,780,000         43,495,000            419,000              62,000
                                                           --------------    ---------------     --------------      --------------

DEDUCTIONS:
   Distributions and withdrawals (Note 4)                      25,949,000         46,205,000          2,401,000             409,000
                                                           --------------    ---------------     --------------      --------------
       Net increase (decrease) prior to loans to
        participants and interfund transfers                   38,831,000         (2,710,000)        (1,982,000)           (347,000)
   Other                                                               -                  -            (637,000)                 -
Loans to participants                                          (2,251,000)        (1,936,000)                -               (4,000)
Loan repayments                                                 1,535,000          1,332,000              7,000               1,000
Net interfund transfers                                          (105,000)        13,820,000        (17,170,000)         (2,855,000)
                                                           --------------    ---------------     --------------      --------------

       NET INCREASE (DECREASE)                                 38,010,000         10,506,000        (19,782,000)         (3,205,000)

Net assets available for benefits, beginning of year          297,936,000        415,365,000         19,782,000           3,205,000
                                                           --------------    ---------------     --------------      --------------


 Net assets available for benefits, end of year            $  335,946,000    $   425,871,000     $           -       $           -
                                                           ==============    ===============     ==============      ==============



                                                                                     Loan
                                                                  Balanced         Provision
                                                                  (Fund E)           Fund             Total
                                                                 ----------         ------           ------
ADDITIONS:
   Contributions (Note 3):
     Employer                                                 $      695,000    $         -      $    9,562,000
     Employee                                                      1,839,000              -          24,033,000
                                                              --------------    ------------     --------------
                                                                   2,534,000              -          33,595,000
                                                              --------------    ------------     --------------

Investment income:
   Dividends                                                         396,000              -           4,974,000
   Interest                                                          723,000         547,000         32,348,000
   Net appreciation of investments                                 3,758,000              -          45,779,000
   Other                                                               5,000              -              23,000
                                                              --------------    ------------     --------------
       Investment income, net                                      4,882,000         547,000         83,124,000
                                                              --------------    ------------     --------------
       Total additions                                             7,416,000         547,000        116,719,000
                                                              --------------    ------------     --------------

DEDUCTIONS:
   Distributions and withdrawals (Note 4)                          1,667,000         312,000         76,943,000
                                                              --------------    ------------     --------------
       Net increase (decrease) prior to loans to
        participants and interfund transfers                       5,749,000         235,000         39,776,000
   Other                                                                   -               -           (637,000)
Loans to participants                                               (140,000)      4,331,000                  -
Loan repayments                                                      142,000      (3,017,000)                 -
Net interfund transfers                                            6,310,000               -                  -
                                                              --------------    -------------    --------------

       NET INCREASE (DECREASE)                                    12,061,000       1,549,000         39,139,000

Net assets available for benefits, beginning of year              26,621,000       6,225,000        769,134,000
                                                              --------------    ------------     --------------


 Net assets available for benefits, end of year               $   38,682,000    $  7,774,000     $  808,273,000
                                                              ==============    ============     ==============

   The accompanying notes are an integral part of these financial statements..

                          CBS EMPLOYEE INVESTMENT FUND
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.           DESCRIPTION OF THE PLAN:

                  The CBS Employee Investment Fund (the "Plan") was established by CBS Broadcasting Inc. (the "Company" and the "Plan Administrator") (formerly CBS Inc.) a wholly-owned subsidiary of CBS Corporation (the "Corporation") (formerly conducted business as Westinghouse Electric Corporation) to provide a convenient way for employees of the Company to save and invest for their future financial needs. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                  On November 24, 1995, pursuant to the Agreement and Plan of Merger (the "Merger") dated August 1, 1995, the Corporation acquired CBS Broadcasting, Inc.

                  Effective June 28, 1996, in connection with the Merger, all amounts held in Funds C and D for which a participant had not elected a transfer to Funds A, B, or E were transferred to Fund B.

                  All employees of the Company and certain of its subsidiaries in the United States, as well as U.S. citizens abroad, who are employed on a full-time or regularly scheduled part-time basis in executive, non-union office and hourly positions, are eligible to participate upon completing one year of Company service. Other groups designated by the Company or by the terms of a collective bargaining agreement with the Company are also eligible. Participants should refer to the Plan document for a complete description of the Plan.

                  The Plan allows employees to request loans from their account without incurring a taxable event. Participants may request loans for a minimum of $1,000, but not to exceed the lesser of $50,000 (reduced by the highest outstanding balance of any loan from the Plan during the prior twelve months) or one half of the market value of the vested portions of all the participant's separate accounts on the date of the loan. No more than one loan may be made per year, and not more than two loans may be outstanding in any one year. When a participant has two loans, one of the outstanding loans must be for the purpose of purchasing a primary residence.

                  Interest on participants' loans are based on the latest blended rate for Fund B (Fixed Income Fund), rounded to the nearest quarter percentage point, as of the valuation date of the calendar quarter preceding the loan's effective date. The loans must be repaid within five years, with the exception of a loan used to acquire a primary residence, for which repayment is not to exceed fifteen years. In the event of a default on a loan payment, all remaining payments are considered immediately due and payable. The defaulted portion of any outstanding loan including accrued interest is offset against the remaining balance in the participant's account.

                          CBS EMPLOYEE INVESTMENT FUND
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES:

                  Basis of Accounting
                  -------------------

                  The financial statements of the Plan have been prepared under the accrual method of accounting.

                  Investment Valuation
                  --------------------

                  An individual participant's interest in the funds of the Plan is represented by the dollar value of the participant's individual account.

                  Investments, except for certain guaranteed annuity and investment contracts, are stated at fair value. Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price; participations in pooled trust funds are stated at the Trust's beneficial interest in the aggregate fair value of assets held by the particular fund as reported by the Plan's fund manager. The carrying value of the Plan's investment in the guaranteed annuity contracts and guaranteed investment contracts is cost plus accrued interest.

                  Investment Transactions and Investment Income
                  ---------------------------------------------

                  Purchases  and  sales  of   securities   are  reflected  on  a
                  trade-date basis. Gain or loss on sales of securities is based on average cost.

                  Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

                  The net change in the appreciation or depreciation of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is reflected in the Statement of Changes in Net Assets Available for Benefits With Fund Information.

                          CBS EMPLOYEE INVESTMENT FUND
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

                  Use of Estimates
                  ----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                  Payment of Benefits
                  -------------------

                  Benefits are recorded when paid.


NOTE 3.  CONTRIBUTIONS:

                  Contributions from participants and the Company are recorded in the period the Company makes payroll deductions from participants. Employee participation in the Plan is voluntary and their contributions consist of two types: Basic Employee Contributions and Supplemental Employee Contributions.

                      Required "Basic Employee Contributions" are equivalent to amounts between 1 percent and 2-1/2 percent of base annual salary and may be increased to 3 percent if the total of a participant's age and years of service equals 55, and to 4 percent if the participant also has attained age 50. These basic contributions are fully matched by the Company. The contributions may be treated as after-tax or before-tax contributions. Participants may also make additional voluntary "Supplemental Employee Contributions" up to a combined total (Basic plus Supplemental Contributions) of 12 1/2 percent of base pay.

                  Company contributions become vested at the rate of 33-1/3 percent per annum until fully vested after three years of employment.

                  The overall maximum annual contribution to the Plan for a participant, including before-tax, after-tax and Company matching contributions, is $30,000.

                  Employer and employee contributions are directed by participants to any combination of the following four funds (in increments of 0.5 percent of annual base salary as designated by the employee): an equity fund (Fund A); a fixed income fund (Fund B); a balanced fund (Fund E) and an employer common stock fund. All employer and employee contributions are subject to specified limitations as described in ERISA and other applicable federal and state laws.

                          CBS EMPLOYEE INVESTMENT FUND
                         NOTES TO FINANCIAL STATEMENTS


NOTE 4.           DISTRIBUTIONS:

                  Upon termination, participants have the option of receiving the balance in their Fund A, B, E and the employer common stock funds in cash or monthly payments over a period of time not to exceed 240 months. For terminated participants who have an account balance in excess of $3,500, an option is available to leave their account balance in the Plan and have it distributed at any valuation date provided however, that payments commence no later than April 1, of the year following the year in which they reach 70 1/2. Terminated participants with account balances of less than $3,500 receive mandatory lumpsum payment.

                  Non-vested employer contributions are forfeited upon termination and are used to reduce future employer contributions. At December 31, 1997 and 1996, forfeited nonvested amounts were $57,000 and $51,000, respectively.

                  Plan participants may make up to two withdrawals from their accounts (Funds A, B, E and the employer common stock fund) in a calendar year.

                  The Tax Reform Act of 1986 imposed a 10 percent penalty on certain withdrawals and distributions made before the participant reaches age 59 years and six months.

                  Under these circumstances, withdrawals can only be made in the case of financial hardship and only if funds are not reasonably available from other sources.

                          CBS EMPLOYEE INVESTMENT FUND
                          NOTES TO FINANCIAL STATEMENTS

NOTE 5.      INVESTMENTS:

             Investments held by the Plan at December 31, 1997 and 1996 are summarized in the following table:


                                              EQUITY                 FIXED INCOME             COMMON STOCK-
                                             (FUND A)                  (FUND B)                 EMPLOYER
                                     ------------------------  ------------------------ -----------------------
                                                                *CONTRACT/
                                     FAIR VALUE      COST       FAIR VALUE     COST      FAIR VALUE    COST
                                     ------------ ------------ -----------  ------------ ----------- -----------
             1997:
             -----
             Common stocks**         $390,411,000 $338,905,000 $        -   $        -   $48,081,000 $40,846,000
             Value of interest
              unallocated
              insurance contracts**           -            -   399,099,000* 399,099,000          -           -
             Common Collective
              Trust                           -            -            -            -           -           -
             Money market funds**             -            -     3,205,000    3,205,000   3,540,000   3,540,000
             Participant loans                -            -            -            -           -           -
                                     -----------  -----------  -----------  -----------  ----------  ----------

                                     $390,411,000 $338,905,000 $402,304,000 $402,304,000 $51,621,000 $44,386,000
                                     ============ ============ ============ ============ =========== ===========
             1996:
             -----
             Common stocks**         $322,400,000 $237,897,000 $        -   $        -   $       -   $       -
             Value of interest
              unallocated
              insurance contracts**           -            -   421,355,000* 421,355,000          -           -
             Money market funds        3,798,000    3,798,000    4,506,000    4,506,000          -           -
             Corporate debt                   -            -            -            -           -           -
             Government securities            -            -            -            -           -           -
             Other                     4,314,000    3,300,000           -            -           -           -
             Participant loans                -            -            -            -           -           -
                                     -----------  -----------  -----------  -----------  ----------  ----------

                                     $330,512,000 $244,995,000 $425,861,000 $425,861,000 $       -   $      -
                                     ============ ============ ============ ============ ==========  ==========

                                                                      LOAN
                                            BALANCED                PROVISION
                                            (FUND E)                  FUND                   TOTAL
                                     ---------------------   -------------------   --------------------
                                                                                   *CONTRACT/
                                      FAIR VALUE     COST    FAIR VALUE     COST    FAIR VALUE     COST
                                     ----------- ----------- ---------- ---------- ----------- --------
             1997:
             -----
             Common stocks**         $      -    $      -    $     -    $     -    $438,492,000 $379,751,000
             Value of interest
              unallocated
              insurance contracts**         -           -          -          -    399,099,000* 399,099,000
             Common Collective
              Trust                         -           -       6,000      6,000         6,000        6,000
             Money market funds**    49,928,000  49,928,000        -         -      56,673,000   56,673,000
             Participant loans              -           -    8,642,000  8,642,000    8,642,000    8,642,000
                                     ---------   ---------   ---------  ---------  -----------  -----------

                                     $49,928,000 $49,928,000 $8,648,000 $8,648,000 $902,912,000 $844,171,000
                                     =========== =========== ========== ========== ============ ============
             1996:
             -----
             Common stocks**         $25,161,000 $21,925,000 $     -    $     -    $347,561,000 $259,822,000
             Value of interest
              unallocated
              insurance contracts**         -           -          -          -    421,355,000* 421,355,000
             Money market funds      1,335,000   1,335,000      6,000      6,000     9,645,000    9,645,000
             Corporate debt          4,863,000   4,876,000         -          -      4,863,000    4,876,000
             Government securities   7,079,000   7,137,000         -          -      7,079,000    7,137,000
             Other                          -           -          -          -      4,314,000    3,300,000
             Participant loans              -           -    7,771,000  7,771,000    7,771,000    7,771,000
                                     ---------   ---------   ---------  ---------  -----------  -----------

                                     $38,438,000 $35,273,000 $7,777,000 $7,777,000 $802,588,000 $713,906,000
                                     =========== =========== ========== ========== ============ ============

             **Represents 5 percent or more of the Plan's net assets *Represents contract value

                          CBS EMPLOYEE INVESTMENT FUND
                          NOTES TO FINANCIAL STATEMENTS

NOTE 5.           INVESTMENTS:  (Continued)

                  For the  years  ended  December  31,  1997 and  1996,  the net
                  appreciation   of  the  fair  value  of  the   investments  is
                  summarized as follows:

                                                            FIXED       COMMON
                                            EQUITY         INCOME       STOCK-          BALANCED
                                           (FUND A)       (FUND B)     EMPLOYER         (FUND E)         TOTAL
                                        -------------     --------    ------------   ------------   --------------

                  1997:
                  Common stocks         $  81,620,000     $  2,000    $  9,439,000   $  6,765,000   $   97,826,000
                  Corporate debt                   -            -               -         (23,000)         (23,000)
                  Government
                   securities                      -            -               -          61,000           61,000
                  Other                      (448,000)          -               -              -          (448,000)
                                        -------------     --------    ------------   ------------   --------------


                                        $  81,172,000     $  2,000    $  9,439,000   $  6,803,000   $   97,416,000
                                        =============     ========    ============   ============   ==============


                  1996:
                  Common stocks         $  39,172,000     $     -     $         -    $  3,998,000   $   43,170,000
                  Corporate debt                   -            -               -         (68,000)         (68,000)
                  Government
                   securities                      -            -               -        (170,000)        (170,000)
                  Other                     2,849,000           -               -          (2,000)       2,847,000
                                        -------------     --------    ------------   ------------   --------------


                                        $  42,021,000     $     -     $         -    $  3,758,000   $   45,779,000
                                        =============     ========    ============   ============   ==============



                  The Plan has a number of benefit-responsive investment contracts with certain insurance companies. At December 31, 1997 and 1996, the Plan held $399 million and $421 million, respectively, of unallocated insurance contracts. These investments represent a concentration of credit risk. These contracts are disclosed at their contract and fair value as summarized below:

                  1997:
                                                      Effective     Contract
                  Investment Contracts                  Date          Rate        Contract Value      Fair value
                  --------------------                  ----          ----        --------------      ----------

                  Aetna Life (MBIA Insured)           10/01/96        6.81       $   83,549,000    $    83,681,000
                  Allstate Life Ins. Co.              08/16/96        6.67           10,532,000         10,693,000
                  Bankers Trust                       06/19/91        9.00            7,624,000          7,624,000
                  John Hancock Mutual Life            11/28/95        6.15           55,582,000         55,526,000
                  John Hancock Mutual Life            06/10/97        5.71           11,060,000         11,061,000
                  New York Life Ins. Co.              07/01/92        8.00           54,013,000         54,800,000
                  New York Life Ins. Co.              07/01/94        7.45           64,422,000         66,213,000
                  New York Life Ins. Co.              09/08/94        7.55           15,329,000         15,793,000
                  Jackson National Life               08/23/96        6.46           10,837,000         10,900,000
                  Prudential (MBIA Insured)           05/16/97        6.63           33,081,000         33,104,000
                  Peoples Security Life               03/27/97        6.62           53,070,000         54,382,000
                                                                                 --------------    ---------------

                                                                                 $  399,099,000    $   403,777,000
                                                                                 ==============    ===============

                          CBS EMPLOYEE INVESTMENT FUND
                         NOTES TO FINANCIAL STATEMENTS


NOTE 5.           INVESTMENTS:  (Continued)

                  1996:
                                                      Effective    Contract
                  Investment Contracts                  Date         Rate       Contract Value       Fair value
                  --------------------                ---------    --------     --------------       ----------
                  Aetna Life (MBIA Insurance)          06/30/93      6.63%      $    78,222,000   $     79,345,000
                  Allstate Life Ins. Co.               08/01/96      6.67             5,168,000          5,320,000
                  Bankers Trust                        06/19/91      9.00            90,932,000         90,466,000
                  John Hancock Mutual Life             11/28/95      6.15            71,338,000         71,338,000
                  New York Life Ins. Co.               07/01/92      8.00            64,272,000         66,122,000
                  New York Life Ins. Co.               07/01/94      7.45            59,954,000         62,101,000
                  New York Life Ins. Co.               09/08/94      7.55            14,253,000         14,811,000
                  Jackson National Life                08/23/96      6.46             6,192,000          6,260,000
                  Prudential GP. Anty                  06/30/95      6.64            31,024,000         31,101,000
                                                                                ---------------   ----------------

                                                                                $   421,355,000   $    426,864,000
                                                                                ===============   ================

                  The average yield, crediting interest rate and minimum interest rate is the same as the contract rate. There are no valuation reserves to adjust contract amounts to fair value. Interest rates are constant during the life of the contract and there are no interest rate resets. There are no limitations on contract guarantees.


NOTE 6.           TAX STATUS:

                  The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

                  Participants will not be subject to income tax on contributions made on their behalf by the Company nor on the plan earnings credited to their account until such time as they withdraw all or any part of their accumulated balance.


NOTE 7.           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

                  The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

                                                                                         DECEMBER 31,
                                                                            -------------------------------------
                                                                                   1997                1996
                                                                            -----------------    ----------------

                  Net assets available for benefits per the financial
                   statements                                               $     899,814,000    $     808,273,000
                  Amounts allocated to withdrawing participants                    (1,083,000)
                                                                            -----------------     ----------------


                    Net assets available for benefits per Form 5500         $     898,731,000    $     808,273,000
                                                                            =================    =================

                          CBS EMPLOYEE INVESTMENT FUND
                         NOTES TO FINANCIAL STATEMENTS

NOTE 7.           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
                  (Continued)

                  The  following  is  a  reconciliation   of  benefits  paid  to
                  participants  according to the  financial  statements  to Form
                  5500:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                     1997               1996
                                                                                 --------------    ---------------

                  Benefits paid to Participants per the financial statements     $   78,988,000    $    76,943,000
                    Add: Amounts allocated to withdrawing participants
                     at December 31                                                   1,083,000                 -
                    Less: Amounts allocated to withdrawing participants
                     at December 31                                                          -          (7,703,000)
                                                                                 --------------    ---------------


                  Benefits paid to participants per Form 5500                    $   80,071,000    $    69,240,000
                                                                                 ==============    ===============

                  Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 8.           PLAN EXPENSES:

                  The expenses of administering the Plan are borne by the Plan.

NOTE 9.           PLAN TERMINATION:

                  The Company has not expressed any intent to terminate the Plan. However, it is free to do so at any time, subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested and the net assets of the Plan shall be allocated among the participants and their respective beneficiaries of the Plan in the order provided for in ERISA.

NOTE 10.          SUBSEQUENT EVENTS:

                  On January 2, 1998, certain employees of CBS Corporation who were formerly Westinghouse Electric Corporation employees engaged in the business of radio, television and cable broadcasting or who provided management services in a position relocated to CBS Corporation headquarters (Group W employees), and currently participating in the Westinghouse Savings Program will begin participating in the Plan.

                  Effective January 1, 1998, the Company match contribution changed from an automatic match to a performance-based discretionary match on employees' before-tax contributions.

                          CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            As of December 31, 1997

     SHARES/                                                                                           MARKET       UNREALIZED
   PAR VALUE         SECURITY DESCRIPTION                                 COST        PRICE             VALUE        GAIN/LOSS
   ---------         --------------------                                 ----        -----             -----        ---------

                     CORPORATE STOCK - COMMON
                     ------------------------
130,700.0000         EXEL LTD ORD FOR ADR SHS                     4,859,818.10      63.3750      8,283,112.50     3,423,294.40
                                                                                                                  3,423,294.40  I

289,600.0000         AK STL HLDG CORP COM                         5,787,384.49      17.6875      5,122,300.00       665,084.49-
                                                                                                                    665,084.49- I

 42,600.0000         AMR CORP DEL COM                             3,793,034.69     128.5000      5,474,100.00     1,681,065.31
                                                                                                                  1,681,065.31  I

 86,100.0000         ALLSTATE CORP COM                            5,356,443.00      90.8750      7,824,337.50     2,467,894.50
                                                                                                                  2,467,894.50  I

119,100.0000         ALUMINUM CO AMER COM                         8,701,285.22      70.3750      8,381,662.50       319,622.72-
                                                                                                                    319,622.72- I

 28,300.0000         AMERICAN STD COS INC DEL                     1,065,046.00      38.3125      1,084,243.75        19,197.75
                                                                                                                     19,197.75  I

201,100.0000         ANHEUSER BUSCH COS INC COM                   8,659,374.34      44.0000      8,848,400.00       189,025.66
                                                                                                                    189,025.66  I

184,200.0000         APPLIED MATLS INC COM                        5,828,432.90      30.1250      5,549,025.00       279,407.90-
                                                                                                                    279,407.90- I

107,000.0000         BELO A H CORP COM SER A                      3,201,065.03      56.1250      6,005,375.00     2,804,309.97
                                                                                                                  2,804,309.97  I

190,500.0000         BIOGEN INC COM                               6,905,449.95      36.3750      6,929,437.50        23,987.55
                                                                                                                     23,987.55  I

137,800.0000         BOEING CO COM                                6,651,401.70      48.9375      6,743,587.50        92,185.80
                                                                                                                     92,185.80  I

191,300.0000         BROWNING FERRIS INDS INC COM                 5,398,432.46      37.0000      7,078,100.00     1,679,667.54
                                                                                                                  1,679,667.54  I

                         CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            As of December 31, 1997

     SHARES/                                                                                           MARKET       UNREALIZED
   PAR VALUE         SECURITY DESCRIPTION                                 COST        PRICE             VALUE        GAIN/LOSS
   ---------         --------------------                                 ----        -----             -----        ---------
 92,800.0000         CALENERGY INC COM                            3,535,386.94      28.7500      2,668,000.00       867,386.94-
                                                                                                                    867,386.94- I

178,500.0000         CALLAWAY GOLF CO COM                         5,764,157.60      28.5625      5,098,406.25       665,751.35-
                                                                                                                    665,751.35- I

 69,200.0000         CHASE MANHATTAN CORP NEW COM                 7,800,600.12     109.5000      7,577,400.00       223,200.12-
                                                                                                                    223,200.12- I

300,200.0000         CHRYSLER CORP COM                            8,498,933.17      35.1875     10,563,287.50     2,064,354.33
                                                                                                                  2,064,354.33  I

 42,500.0000         CITICORP COM                                 2,068,942.25     126.4375      5,373,593.75     3,304,651.50
                                                                                                                  3,304,651.50  I

199,900.0000         COLUMBIA/HCA HEALTHCARE CORP COM             5,635,948.32      29.6250      5,922,037.50       286,089.18
                                                                                                                    286,089.18  I

206,500.0000         COMCAST CORP CL A SPL                        3,148,234.02      31.5625      6,517,656.25     3,369,422.23
                                                                                                                  3,369,422.23  I

207,900.0000         CONTINENTAL AIRLS INC CL B                   6,354,525.29      48.1250     10,005,187.50     3,650,662.21
                                                                                                                  3,650,662.21  I

 69,900.0000         CORNING INC COM                              2,898,783.29      37.1250      2,595,037.50       303,745.79-
                                                                                                                    303,745.79- I

 59,100.0000         COSTCO COS INC COM                           1,501,193.34      44.6250      2,637,337.50     1,136,144.16
                                                                                                                  1,136,144.16  I

239,400.0000         COUNTRYWIDE CR INDS INC COM                  4,970,669.63      42.8750     10,264,275.00     5,293,605.37
                                                                                                                  5,293,605.37  I

 92,956.0000         CROWN CORK & SEAL INC COM                    4,470,687.67      50.1250      4,659,419.50       188,731.83
                                                                                                                    188,731.83  I

                         CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            As of December 31, 1997

    SHARES/                                                                                            MARKET       UNREALIZED
   PAR VALUE         SECURITY DESCRIPTION                                 COST        PRICE             VALUE        GAIN/LOSS
   ---------         --------------------                                 ----        -----             -----        ---------


 47,900.0000         DELTA AIR LINES INC DEL COM                  3,783,532.83     119.0000      5,700,100.00     1,916,567.17
                                                                                                                  1,916,567.17  I

 95,900.0000         DUPONT E I DE NEMOURS & CO COM               5,120,842.70      60.0625      5,759,993.75       639,151.05
                                                                                                                    639,151.05  I

207,900.0000         ENRON CORP COM                               7,790,438.93      41.5625      8,640,843.75       858,404.82
                                                                                                                    858,404.82  I

 54,400.0000         FIRST CHICAGO NBD CORP COM                   3,687,136.42      83.5000      4,542,400.00       855,263.58
                                                                                                                    855,263.58  I

 88,900.0000         GENERAL MTRS CORP COM                        4,188,246.00      60.6250      5,389,562.50     1,201,316.50
                                                                                                                  1,201,316.50  I

136,100.0000         GOODYEAR TIRE & RUBR CO COM                  7,675,931.17      63.6250      8,659,362.50       983,431.33
                                                                                                                    983,431.33  I

433,200.0000         GULF CDA RES LTD ORD                         2,842,528.44       7.0000      3,032,400.00       189,871.56
                                                                                                                    189,871.56  I

144,500.0000         HARCOURT GEN INC                             5,132,678.69      54.7500      7,911,375.00     2,778,696.31
                                                                                                                  2,778,696.31  I

241,800.0000         HOST MARRIOTT CORP COM                       3,938,140.34      19.6250      4,745,325.00       807,184.66
                                                                                                                    807,184.66  I

163,400.0000         ILLINOVA CORP COM                            3,641,562.00      26.9375      4,401,587.50       760,025.50
                                                                                                                    760,025.50  I

139,100.0000         KLA TENCOR CORP                              6,723,560.72      38.6250      5,372,737,50     1,350,823.22-
                                                                                                                  1,350,823.22- I

209,600.0000         KOMAG INC COM                                5,301,182.49      14.8750      3,117,800.00     2,183,382.49-
                                                                                                                  2,183,382.49- I

                         CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            As of December 31, 1997

     SHARES/                                                                                           MARKET      UNREALIZED
   PAR VALUE         SECURITY DESCRIPTION                                 COST        PRICE             VALUE       GAIN/LOSS
   ---------         --------------------                                 ----        -----             -----       ---------

107,700.0000         LEAR CORP COM                                3,950,977.08      47.5000      5,115,750.00     1,164,772.92
                                                                                                                  1,164,772.92  I

152,600.0000         MCDONALDS CORP COM                           7,056,722,38      47.7500      7,286,650.00       229,927.62
                                                                                                                    229,927.62  I

128,000.0000         MEAD CORP COM                                3,477,514.93      28.0000      3,584,000.00       106,485.07
                                                                                                                    106,485.07  I

 91,400.0000         MILLIPORE CORP COM                           3,752,469.97      33.9375      3,101,887.50       650,582.47-
                                                                                                                    650,582.47- I

234,700.0000         MIRAGE RESORTS INC COM                       5,457,935.32      22.7500      5,339,425.00       118,510.32-
                                                                                                                    118,510.32- I

162,000.0000         MORTON INTL INC IND NEW COM                  5,043,314.47      34.3750      5,568,750.00       525,435.53
                                                                                                                    525,435.53  I

106,400.0000         NATIONAL SEMICONDUCTOR CORP COM              3,008,088.90      25.9375      2,759,750.00       248,338.90-
                                                                                                                    248,338.90- I

100,900.0000         NIKE INC CL B COM                            5,819,317.68      39.2500      3,960,325.00     1,858,992.68-
                                                                                                                  1,858,992.68- I

100,700.0000         NOVARTIS AG SPON ADR                         6,909,606.32      81.0000      8,156,700.00     1,247,093.68
                                                                                                                  1,247,093.68  I

179,900.0000         ORYX ENERGY CO COM                           3,613,159.10      25.5000      4,587,450.00       974,290.90
                                                                                                                    974,290.90  I

 99,100.0000         OWENS ILL INC NEW                            2,034,155.66      37.9375      3,759,606.25     1,725,450.59
                                                                                                                  1,725,450.59  I

  2,000.0000         PG&E CORP COM                                   46,792.60      30.4375         60,875.00        14,082.40
                                                                                                                     14,082.40  I

                         CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            As of December 31, 1997

     SHARES/                                                                                           MARKET      UNREALIZED
   PAR VALUE         SECURITY DESCRIPTION                                 COST        PRICE             VALUE       GAIN/LOSS
   ---------         --------------------                                 ----        -----             -----       ---------

146,600.0000         PRAXAIR INC COM                              6,247,184.89      45.0000      6,597,000.00       349,815.11
                                                                                                                    349,815.11  I

127,500.0000         RAYCHEM CORP COM                             4,596,480.21      43.0625      5,490,468.75       893,988.54
                                                                                                                    893,988.54  I

  5,669.1530         RAYTHEON CO CL A                               230,900.38      49.3125        279,560.11        48,659.73
                                                                                                                     48,659.73  I

 40,900.0000         ROCKWELL INTL CORP NEW COM                   2,038,982.07      52.2500      2,137,025.00        98,042.93
                                                                                                                     98,042.93  I

107,100.0000         SCRIPPS HOWARD INC CL A                      3,741,899.68      48.4375      5,187,656.25     1,445,756.57
                                                                                                                  1,445,756.57  I

239,200.0000         SEAGULL ENERGY CORP COM                      5,598,014.20      20.6250      4,933,500.00       664,514.20-
                                                                                                                    664,514.20- I

151,600.0000         SEARS ROEBUCK & CO COM                       7,060,140.98      45.2500      6,859,900.00       200,240.98-
                                                                                                                    200,240.98- I

245,200.0000         TELE COMMUNICATIONS INTL INC COM SER A       3,904,161.40      18.0000      4,413,600.00       509,438.60
                                                                                                                    509,438.60  I

 62,800.0000         TEMPLE INLAND INC COM                        2,602,351.29      52.3125      3,285,225.00       682,873.71
                                                                                                                    682,873.71  I

115,200.0000         TENNECO INC NEW COM                          5,269,826.57      39.5000      4,550,400.00       719,426.57-
                                                                                                                    719,426.57- I

155,200.0000         TERADYNE INC COM                             4,971,938.40      32.0000      4,966,400.00         5,538.40-
                                                                                                                      5,538.40- I

156,200.0000         TEXAS INSTRS INC COM                         7,366,950.88      45.0000      7,029,000.00       337,950.88-
                                                                                                                    337,950.88- I

                         CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            As of December 31, 1997

     SHARES/                                                                                           MARKET       UNREALIZED
   PAR VALUE         SECURITY DESCRIPTION                                 COST        PRICE             VALUE        GAIN/LOSS
   ---------         --------------------                                 ----        -----             -----        ---------

158,500.0000         3COM CORP COM                                6,642,152.43      34.9375      5,537,593.75     1,104,558.68-
                                                                                                                  1,104,558.68- I

 82,300.0000         TIME WARNER INC COM                          3,008,879.69      62.0000      5,102,600.00     2,093,720.31
                                                                                                                  2,093,720.31  I

157,749.0000         TRAVELERS GROUP INC COM                      3,552,242.83      53.8750      8,498,727.38     4,946,484.55
                                                                                                                  4,946,484.55  I

 91,400.0000         USG CORP NEW COM                             3,336,952.29      49.0000      4,478,600.00     1,141,647.71
                                                                                                                  1,141,647.71  I

193,800.0000         UNICOM CORP COM                              5,541,726.99      30.7500      5,959,350.00       417,623.01
                                                                                                                    417,623.01  I

114,500.0000         UNION PAC CORP COM                           6,530,720.38      62.4375      7,149,093.75       618,373.37
                                                                                                                    618,373.37  I

233,508.0000         UNION PAC RES GROUP INC COM                  6,346,252.98      24.2500      5,662,569.00       683,683.98-
                                                                                                                    683,683.98- I

 50,900.0000         VARIAN ASSOC INC COM                         2,717,216.10      50.5625      2,573,631.25       143,584.85-
                                                                                                                    143,584.85- I

157,600.0000         WAL MART STORES INC COM                      3,552,774.22      39.4375      6,215,350.00     2,662,575.78
                                                                                                                  2,662,575.78  I

 61,500.0000         WEYERHAEUSER CO COM                          3,103,472.70      49.0625      3,017,343.75        86,128.95-
                                                                                                                     86,128.95- I

127,200.0000         XILINX INC COM                               4,533,272.34      35.0625      4,459,950.00        73,322.34-
                                                                                                                     73,322.34- I

124,800.0000         YPF SOCIEDAD ANONIMA SPON ADR REPSTG         3,559,453.53      34.1875      4,266,600.00       707,146.47
                     CL D SHS                                                                                       707,146.47  I

                     TOTAL CORPORATE STOCK - COMMON             338,905,012.09                 390,411,119.74    51,506,107.65
                                                                                                                          0.00  C
                                                                                                                 51,506,107.65  I

                     TOTAL INVESTMENT                           338,905,012.09                 390,411,119.74    51,506,107.65
                                                                                                                          0.00  C
                                                                                                                    51,506,108  I

                         CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            As of December 31, 1997

        SHARES/                                                                                        MARKET       UNREALIZED
      PAR VALUE      SECURITY DESCRIPTION                                 COST        PRICE             VALUE        GAIN/LOSS
      ---------      --------------------                                 ----        -----             -----        ---------

                     UNALLOCATED INSURANCE CONTRACTS
                     -------------------------------

 7,623,859.7400      BANKERS TRUST BASIC                          7,623,859.74     100.0000      7,623,859.74             0.00
                     9.00% 01/02/1998

54,013,388.0700      NEW YORK LIFE GAC-06563                     54,013,388.07     100.0000     54,013,388.07             0.00
                     8.00% 06/30/1998

83,548,762.8200      AETNA LIFE INS GIC RLT13789                 83,548,762.82     100.0000     83,548,762.82             0.00
                     6.810% 07/01/1999

64,421,514.6500      NEW YORK LIFE GAC UGA-06563002              64,421,514.65     100.0000     64,421,514.65             0.00
                     7.450% 06/30/2000 DD 07/01/94

15,329,058.7200      NEW YORK LIFE GIC UGS-06563                 15,329,058.72     100.0000     15,329,058.72             0.00
                     7.550% 06/30/2000

33,081,357.4108      PRUDENTIAL GP ANTY GA-8086-211              33,081,357.41     100.0000     33,081,357.41             0.00
                     6.640% 07/01/2001 DD 06/30/95

66,642,295.9500      JOHN HANCOCK MUTUAL LIFE 08379              66,642,295.95     100.0000     66,642,295.95             0.00
                     6.150% 06/30/2001

10,531,995.4900      ALLSTATE LIFE INS CO                        10,531,995.49     100.0000     10,531,995.49             0.00
                     6.670% 04/11/2001 DD 08/01/96

10,836,602.2500      PRIMCO GIC JACKSON NATIONAL                 10,836,602.25     100.0000     10,836,602.25             0.00
                     6.460% 03/15/1999 DD 08/01/96

53,069,749.6000      PEOPLES SEC CONT OBD00331TR                 53,069,749.60     100.0000     53,069,749.60             0.00
                     7.00% 11/05/2001 DD 03/27/97

                     TOTAL UNALLOCATED INSURANCE CONTRACTS      399,098,584.70                 399,098,584.70             0.00


                     COMMON/COLLECTIVE TRUST
                     -----------------------

 3,204,826.0100      TBC INC POOLED EMPLOYEE FUNDS                3,204,826.01       1.0000      3,204,826.01             0.00
                     DAILY LIQUIDITY FUND

                     TOTAL COMMON/COLLECTIVE TRUST                3,204,826.01                   3,204,826.01             0.00

                     TOTAL INVESTMENT                           402,303,410.71                 402,303,410.71             0.00

                         CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            As of December 31, 1997

       SHARES/                                                                                         MARKET       UNREALIZED
     PAR VALUE       SECURITY DESCRIPTION                                 COST        PRICE             VALUE        GAIN/LOSS
     ---------       --------------------                                 ----        -----             -----        ---------

                     CORPORATE STOCK - COMMON
                     ------------------------

1,633,329.0000       CBS CORP COM                                40,846,443.46      29.4375     48,081,122.44     7,234,678.98
                                                                                                                  7,234,678.98  I

                     TOTAL CORPORATE STOCK - COMMON              40,846,443.46                  48,081,122.44     7,234,678.98
                                                                                                                          0.00  C
                                                                                                                  7,234,678.98  I

                     COMMON/COLLECTIVE TRUST
                     -----------------------

3,539,550.8900       TBC INC POOLED EMPLOYEE FUNDS                3,539,550.89       1.0000      3,539,550.89             0.00
                     DAILY LIQUIDITY FUND

                     TOTAL COMMON/COLLECTIVE TRUST                3,539,550.89                   3,539,550.89             0.00
                                                                                                                          0.00  C
                                                                                                                          0.00  I

                     TOTAL INVESTMENT                            44,385,994.35                  51,620,675.33     7,234,678.98
                                                                                                                          0.00  C
                                                                                                                  7,234,678.98  I

                         CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            As of December 31, 1997

        SHARES/                                                                                        MARKET       UNREALIZED
      PAR VALUE      SECURITY DESCRIPTION                                 COST        PRICE             VALUE        GAIN/LOSS
      ---------      --------------------                                 ----        -----             -----        ---------

                     COMMON/COLLECTIVE TRUST
                     -----------------------
49,927,840.9800      TBC INC POOLED EMPLOYEE FUNDS               49,927,840.98       1.0000     49,927,840.98             0.00
                     DAILY LIQUIDITY FUND

                     TOTAL COMMON/COLLECTIVE TRUST               49,927,840.98                  49,927,840.98             0.00

                     TOTAL INVESTMENT                            49,927,840.98                  49,927,840.98             0.00

                         CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            As of December 31, 1997

       SHARES/                                                                                         MARKET       UNREALIZED
     PAR VALUE       SECURITY DESCRIPTION                                 COST        PRICE             VALUE        GAIN/LOSS
     ---------       --------------------                                 ----        -----             -----        ---------

                     LOANS TO PARTICIPANTS - OTHER
                     -----------------------------
8,641,645.2300       CBS INC LOANS TO PARTICIPANTS                8,641,645.23     100.0000      8,641,645.23             0.00

                     TOTAL LOANS TO PARTICIPANTS - OTHER          8,641,645.23                   8,641,645.23             0.00


                     COMMON/COLLECTIVE TRUST
                     -----------------------

    6,079.8100       TBC INC POOLED EMPLOYEE FUNDS                    6,079.81       1.0000          6,079.81             0.00
                     DAILY LIQUIDITY FUND

                     TOTAL COMMON/COLLECTIVE TRUST                    6,079.81                       6,079.81             0.00

                     TOTAL INVESTMENT                             8,647,725.04                   8,647,725.04             0.00

                                CBS EMPLOYEE INVESTMENT FUND
                      ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                           For the year ended December 31, 1997


              Shares/                                              Cost of             Proceeds          Cost of Assets
Count        Par Value         Security Description               Purchases           From Sales           Disposed
-----        ---------         --------------------               ---------           ----------           --------
 144         1,589,713.00      Westinghouse Elec Corp Com         38,451,176.33                0.00                0.00

  60           557,899.00      Westinghouse Elec Corp Com                  0.00       14,172,764.21       12,011,851.56

 547       459,301,520.38      TBC Pooled Employee Funds
                               Daily Liquidity Fund              459,301,520.38                0.00                0.00

 516       412,267,584.69      TBC Pooled Employee Funds
                               Daily Liquidity Fund                        0.00      412,267,584.69      412,267,584.69

  12         4,034,255.57      Bankers Trust Basic
                               9.00% 01/02/1998                    4,034,255.57                0.00                0.00

  12        87,342,502.85      Bankers Trust Basic
                               9.00% 10/02/1998                            0.00       87,342,502.85       87,342,502.85

  18        18,824,305.21      John Hancock Mutual Life #8379
                               6.150% 06/30/2001                  18,824,305.21                0.00                0.00

  11        23,520,239.88      John Hancock Mutual Life #8379
                               6.150% 06/30/2001                           0.00       23.520,239.88       23,520,239.88

  21        54,396,065.66      Peoples Sec Cont #BD00331 TR
                               7.00% 11/05/2001 DD 03/27/97       54,396,065.66                0.00                0.00

  33         1,326,316.06      Peoples Sec Cont #BD00331 TR
                               7.00% 11/05/2001 DD 03/27/97                0.00        1,326,316.06        1,326,316.06

                                    SIGNATURE


 Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the
               Plan by the undersigned thereunto duly authorized.



                                                    CBS Employee Investment Fund

Dated:  June 24, 1998                                     By: /s/ A. G. Ambrosio
                                                            --------------------
                                                            Name: A. G. Ambrosio
                                                       Title: Plan Administrator

                                  EXHIBIT INDEX


                  Exhibit No.                 Description

                  23                Consent of Mitchell & Titus LLP